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                                                 Filed by:                VNU NV
                                                           ACNielsen Corporation
                                                          ACNielsen eRatings.com

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                          Subject Company: ACNielsen Corporation
                                                  Commission File No.: 001-12277



VNU NV ISSUED THE FOLLOWING PRESS RELEASE ON OCTOBER 26, 2001:
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PRESS RELEASE

Date                  October 26, 2001






     NETRATINGS TO ACQUIRE JUPITER MEDIA METRIX; ALSO AGREES TO PURCHASE ACNIELSEN ERATINGS.COM IN A SEPARATE TRANSACTION

     VNU WILL MAINTAIN MAJORITY INTEREST IN NETRATINGS; SELLS ITS INTEREST IN ERATINGS

     Haarlem, The Netherlands - VNU, a leading media and information company, today announced that NetRatings, Inc. (Nasdaq: NTRT), in which VNU has a 64% interest, has agreed to purchase Jupiter Media Metrix, in a transaction valued at approximately USD 71.2 million. In addition, NetRatings, a leading provider of Internet audience measurement information and analyses, simultaneously announced that it has agreed to purchase the 80.1% of ACNielsen eRatings.com that it does not currently own for USD 16.4 million in a transaction in which NetRatings will issue 1,256,000 shares. At present, ACNielsen eRatings.com is a joint venture of VNU's subsidiary ACNielsen and NetRatings.

     JUPITER MEDIA METRIX, headquartered in New York, is a global leader in Internet and new technology analysis and measurement. Under the merger agreement that provides for the transaction, Jupiter Media Metrix stockholders may elect to receive 0.1490 NetRatings shares or USD 1.95 in cash in exchange for each Jupiter Media Metrix share. The merger agreement provides that no more than 50% nor less than 30% of the aggregate transaction consideration will be paid in cash. The closing of the transaction is subject to federal antitrust clearance, approval by the Jupiter Media Metrix shareholders and other customary conditions. It is expected to close during the first quarter of 2002.

     Following the three-way merger, NetRatings will provide the global breadth and depth of services covering key Internet and new technology research areas, including comprehensive Internet audience and advertising measurement and analyst research services. The new company will continue to have the largest global footprint in measuring Internet audience behavior.

     NetRatings, based in Milpitas, California, expects the acquistion of Jupiter Media Metrix to grow its number of clients, which include leading media companies, advertising agencies, financial institutions, eCommerce marketeers and consulting firms, by more than 90%.

     NetRatings reported revenue of USD 20.4 million for the year ended December 31, 2000. Jupiter Media Metrix reported pro forma revenue of USD
     142.8 million for the year ended December 31, 2000.

     ACNIELSEN ERATINGS.COM ('eRatings'), an Internet audience measurement company with operations outside the United States, is a joint venture 80.1% owned by ACNielsen and 19.9% owned by NetRatings. The transaction will allow NetRatings to streamline its international operations and consolidate its services under its global Nielsen//NetRatings brand. It is subject to customary closing conditions as well as completion of the Jupiter Media Metrix transaction.

     The acquisitions are expected to result in substantial pre-tax savings in the combined company. VNU will maintain majority ownership of NetRatings, retaining up to 57% of all outstanding or diluted shares, after the closings of both transactions.

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Press release

Date    October 26, 2001
Page    2 of 3


        VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business media and directories. VNU is active in more than 100 countries, spread across all continents. The company employs over 35,000 people and has annual revenues of approximately EUR 4 billion.

        Press contacts:
        Maarten Schikker        +31 23 546 36 00

        Investor Relations:
        Rob de Meel             +31 23 546 36 48

        CAUTION REQUIRED BY CERTAIN SEC RULES

        In connection with the NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix stockholders and Jupiter Media Metrix will file with the SEC a proxy statement relating to the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents when they become available because they will contain important information about the transaction. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203 (U.S.), or jennifer@stapleton.com, and to Investor Relations for Jupiter Media Metrix, at 212-780-6060 (U.S.), or investor@jmm.com.

        NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above.

        Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in Jupiter Media Metrix's proxy statement dated April 13, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and Jupiter Media Metrix as indicated above.

        NetRatings and Jupiter Media Metrix will each be filing with the SEC, within a few days, Current Reports on Form 8-K containing the full text of their merger agreement. The NetRatings 8-K will also contain the full text of the merger agreement relating to the ACNielsen eRatings.com transaction. These filings will be available free of charge from the SEC and the applicable company as identified above.

        SAFE HARBOR STATEMENT
        This press release contains statements that may constitute forward-looking statements pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected. The potential risks and uncertainties include, among others:

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PRESS RELEASE

Date    October 26, 2001
Page    3 of 3

        * Risks associated with the conditions to the closing of the Jupiter Media Metrix and ACNielsen eRatings.com transactions and the possibility that these conditions might not be met as to either or both of the transactions
        * Risks associated with the successful integration of the acquired businesses and the realization of the anticipated benefits of the two transactions
        * Risks associated with the rapidly evolving market for the Company's products
        * The increasing competitive market for Internet audience measurement and analytical services
        * Risks related to the growth of online advertising
        * The combined company's ability to manage international expansion and significant growth in the future
        * The combined company's dependence on ACNielsen in connection with international operations in the event that the eRatings transaction is not completed
        * Uncertainties about future costs of building and maintaining our audience measurement panels

        Additional information about potential factors that may affect NetRatings' business and financial results is included in its annual report on Form 10K for the year ended December 31, 2000 and its quarterly report on form 10Q for the 3 month period ended March 31, 2001 including, without limitation, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors That May Affect Our Performance." Each of these documents is on file with the SEC and is available free of charge, in the manner described above. Additional information will also be set forth in NetRatings' quarterly report on Form 10Q for the 3 month period ending on June 30, 2001, which will be filed with the SEC in the near future. NetRatings does not undertake to update any forward-looking statement that may be made from time to time by it or on behalf of the Company.